

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38369



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROGRESSIVE ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1730 Franklin St., Ste. 201
(No. and Street)

Oakland (City) CA (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC LEENSON, PRESIDENT & CHIEF FINANCIAL OFFICER 800-786-2998
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILSON, MARKLE, STUCKEY, HARDESTY & BOTT
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Cir, #200 Larkspur, CA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC LEENSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Financial Officer

Title

Notary Public


C. CARTIER
Commission # 1274678
Notary Public - California
Contra Costa County
My Comm. Expires Sep 17, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
Progressive Asset Management, Inc.

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. as of June 30, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Progressive Asset Management, Inc. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progressive Asset Management, Inc. as of June 30, 2003 and 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
July 31, 2003

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2003 and 2002

	2003	2002
Assets		
Current assets		
Cash and cash equivalents	$200,236	$337,225
Investment securities, at fair market value	63,219	--
Commissions receivable	29,228	24,367
Other receivables	4,102	4,477
Prepaid expenses	32,061	21,612
Total current assets	328,846	387,681
Property and equipment, at cost	37,163	34,112
Accumulated depreciation	(23,744)	(24,809)
Property and equipment, net	13,419	9,303
Other assets		
Deposits	2,975	1,216
Other investment, at lower of cost or net realizable value	--	3,300
Investment in unconsolidated subsidiary	100,001	100,000
Total other assets	102,976	104,516
Total assets	$445,241	$501,500

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2003 and 2002

	2003	2002
Liabilities		
Current liabilities		
Accounts payable	$2,736	$3,016
Salaries and commissions payable	391	933
Accrued liabilities	9,558	7,500
Income taxes payable	--	1,600
Total current liabilities	12,685	13,049
Other liabilities		
Earth Trade settlement - Subordinated	--	33,849
Total liabilities	12,685	46,898
Other commitments and contingencies		
Preferred stock, Series A, $7 stated value; 200,000 shares authorized, 66,126 shares issued and outstanding (2002 - 72,352)	46,289	50,646
Stockholders' equity		
Preferred stock, Series B, $1 stated value; 25,000 shares authorized, 25,000 shares issued and outstanding (2002 - 25,000)	25,000	25,000
Common stock, no par value; 5,000,000 shares authorized, 1,205,608 shares issued and outstanding (2002 - 1,220,483)	1,257,070	1,260,871
Retained earnings (accumulated deficit)	(895,803)	(881,915)
Total stockholders' equity	386,267	403,956
Total liabilities and stockholders' equity	$445,241	$501,500

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Operations
Years ended June 30, 2003 and 2002

	2003	2002
Revenues		
Commissions	$427,949	$443,026
Interest and dividends	2,915	10,534
Other	7,162	44,212
Total revenues	438,026	497,772
Costs and expenses		
Employee compensation and benefits	235,095	238,355
Communications	13,191	12,466
Dues and subscriptions	32,908	40,784
Insurance	31,001	27,593
Occupancy	22,038	23,523
Office expenses	11,349	16,056
Professional fees	35,606	37,016
Promotion and advertising	13,850	28,902
Regulatory	5,899	8,322
Taxes and licenses	458	505
Travel and entertainment	4,924	9,345
Depreciation and amortization	4,803	5,621
Total costs and expenses	411,122	448,488
Income before income taxes	26,904	49,284
Taxes on income	1,600	1,600
Net income (loss)	$25,304	$47,684
Net income (loss) per share		
Basic	$0.02	$0.04
Fully diluted	$0.01	$0.02
Shares used to compute per share amounts		
Basic	1,215,299	1,328,616
Fully diluted	2,139,510	2,343,692

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Stockholders' Equity
Years ended June 30, 2003 and 2002

	Preferred stock, Series B		Common stock		Retained earnings (deficit)	Stockholders' equity totals
	Shares	Amount	Shares	Amount		
Balances, June 30, 2001	25,000	$25,000	1,460,104	$1,418,187	($889,796)	$553,391
Redemption of preferred stock, Series A, at stated value, net of issuance value	--	--	--	--	(39,803)	(39,803)
Issuance of common stock	--	--	1,500	900	--	900
Repurchases of common stock	--	--	(241,121)	(158,216)	--	(158,216)
Net income (loss)	--	--	--	--	47,684	47,684
Balances, June 30, 2002	25,000	25,000	1,220,483	1,260,871	(881,915)	403,956
Redemption of preferred stock, Series A, at stated value, net of issuance value	--	--	--	--	(39,192)	(39,192)
Issuance of common stock	--	--	1,000	400	--	400
Repurchases of common stock	--	--	(15,875)	(4,201)	--	(4,201)
Net income (loss)	--	--	--	--	25,304	25,304
Balances, June 30, 2003	25,000	$25,000	1,205,608	$1,257,070	($895,803)	$386,267

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Cash Flows
Years ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income (loss)	$25,304	$47,684
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Unrealized loss (gain) on investments	3,300	--
Loss on disposals of property and equipment	1,288	--
Depreciation and amortization	4,803	5,621
Issuance of common stock for director fees	400	900
Changes in current assets and liabilities		
Investment securities	(63,219)	108,979
Commissions receivable	(4,861)	20,327
Other receivables	375	8,397
Prepaid expenses	(10,449)	(5,304)
Accounts payable	(280)	(7,532)
Salaries and commissions payable	(542)	(4,994)
Accrued liabilities	2,058	(6,000)
Earth Trade settlement payment	(33,849)	(44,225)
Income taxes receivable and payable	(1,600)	--
Net cash provided (used) by operating activities	(77,272)	123,853
Cash flows from investing activities		
Purchase of property and equipment	(10,509)	(3,999)
Proceeds from sale of property and equipment	300	--
Change in deposits	(1,759)	251
Proceeds from sale of other investments	--	16,000
Net cash provided (used) by investing activities	(11,968)	12,252
Cash flows from financing activities		
Investment in unconsolidated subsidiary	(1)	(75,821)
Redemption of preferred stock, Series A	(43,547)	(44,226)
Repurchase of common stock	(4,201)	(158,216)
Net cash provided (used) by financing activities	(47,749)	(278,263)
Net change in cash and cash equivalents	(136,989)	(142,158)
Cash and cash equivalents,		
Beginning of year	337,225	479,383
End of year	$200,236	$337,225
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$3,200	$1,600

See accompanying notes.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2003

Note 1 – Summary of significant accounting policies

Basis of presentation
Progressive Asset Management, Inc. (Company) incorporated in California on July 14, 1987 and registered as a broker-dealer under the Securities and Exchange Act of 1934. Through May 1999, the Company was a full-service investment firm specializing in socially responsible investing. As more fully discussed in Note 12, the Company transferred all customer accounts and relationships with client representatives to another broker-dealer. The Company remains registered as a broker-dealer, continues to provide research and referrals in consideration for commission-based fees and recruits brokers for FWG (Note 12). Transferred and recruited brokers committed to socially responsible investing form the Progressive Asset Management Network.

In its policies, practices and programs, the Company commits to provide its clients with the highest quality financial products and investment services and to operate as a strong, positive force for social justice and environmental protection. The headquarters of the Company is in Oakland, California.

The accompanying financial statements include the accounts of the Company and exclude the accounts of its 46% (2002 - 70%) -owned subsidiary, ProgressiveTrade Securities, Inc. (doing business as Aquillian Investment Technologies), a start-up enterprise incorporated on November 1, 2000 and that had no significant activity during the years ended June 30, 2003 and 2002. The Company invested $100,000 in ProgressiveTrade Securities, Inc. on March 31, 2002 (Note 6).

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and demand deposits held by commercial banks and money market funds held by registered investment companies. All cash and cash equivalents are available to the Company within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to their short-term nature.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2003

Note 1 – Summary of significant accounting policies (continued)

Investment securities and other investments
The Company classifies investments in marketable securities as investment securities and records them at their fair market value. The Company classifies investments without a ready market as other investments and records them at the lower of cost or estimated net realizable value.

Property and equipment
Property and equipment consists of furniture and office and computer equipment. The Company computes depreciation of property and equipment using the straight-line method over the estimated useful lives of the respective property and equipment, ranging from three to seven years.

Investment in unconsolidated subsidiary
The Company records its investment in unconsolidated subsidiary (Note 6) at cost.

Security transactions and commissions
The Company records net commission revenue from FWG (Note 12) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

Advertising costs
The Company expenses costs for producing and communicating advertising when incurred.

Income taxes
The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences to reverse. As of June 30, 2003 and 2002, there were no significant deferred tax assets or liabilities except for a deferred tax asset (net of a 100% valuation allowance) resulting from available income tax loss carryforwards (Note 7).

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2003

Note 1 – Summary of significant accounting policies (continued)

Earnings per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding during the year. The Company calculates fully diluted earnings per share based on the weighted average number of common shares and common stock equivalents, including options and convertible preferred stock, outstanding during the year.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principle generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Although management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Note 2 – Earth Trade settlement

Earth Trade, Inc. (Earth Trade) organized in 1992 to promote sustainable development by marketing both organic and conventional food products from farm cooperatives in the developing world. In prior years, the Company acted as a sales agent in connection with the placement of certain Earth Trade debt and equity securities.

Note 2 – Earth Trade settlement (continued)

Principally due to continuing losses, the shareholders of Earth Trade voted in May 1997 to voluntarily dissolve and liquidate its net assets. In April 1997, the Company Board of Directors, with consideration of its mission and standards of social responsibility, its 30% ownership of Earth Trade and its role as placement agent for debt and equity securities issued by Earth Trade, offered a settlement agreement to the Earth Trade note holders. Under the agreement, in exchange for their residual Earth Trade debt and a general release of liability, the note holders could receive either Company Series A preferred stock (Note 8) with a stated value of $7.00 (fair market value on settlement date of $0.70) or Company common stock with a stated value of $5.00 (fair market value on settlement date of $0.50). Substantially all the Earth Trade note holders accepted the settlement agreement in January 1998.

During the years ended June 30, 1999 and 1998, the Company issued stock and cash to close the settlement agreement, as follows:

	Shares	Amount
Preferred, Series A	94,879	$ 66,416
Common	91,852	45,925
Cash	–	27,022
Total		$139,363

In February 1999, the shareholders approved an additional settlement with certain remaining Earth Trade note holders. Under the agreement, in exchange for their residual Earth Trade debt, a general release of liability and a subordination agreement acceptable to the NASD, the note holders received a total of $380,000. A reconciliation of the additional settlement subordinated liability and current payments follow.

As of and during the year ended June 30, 2003 and 2002, the Earth Trade settlement subordinated liability and current payments totaled as follows:

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2003

Note 2 – Earth Trade settlement (continued)

Additional settlement	$380,000
Total payments through June 30, 2001	301,926
Earth Trade settlement subordinated liability as of June 30, 2001	78,074
Paid by the Company on September 25, 2001	44,225
Earth Trade settlement subordinated liability as of June 30, 2002	33,849
Paid by the Company on September 23, 2002	33,849
Earth Trade settlement subordinated liability as of June 30, 2003	$ –

Before the settlement agreements, the Company owed nothing to Earth Trade or its share- or note holders. Accordingly, the Company did not consider the settlement agreement a debt extinguishment. However, due to the mandatory redemption feature of the Series A preferred stock (Note 8) issued as part of the first Earth Trade settlement agreement, management does not classify it with stockholders' equity.

Note 3 – Investment securities

As of June 30, 2003, investment securities consisted of a bank certificate of deposit bearing fixed interest at 1.24% and maturing May 4, 2004.

As of June 30, 2002, the Company held no investment securities. On July 16, 2001, the Company redeemed its matured zero coupon bonds for $14,000. On August 30, 2001, the Company redeemed its matured bank certificate of deposit for $95,000 plus accrued interest.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2003

Note 4 – Property and equipment

As of June 30, 2003 and 2002, property and equipment totaled as follows:

	2003	2002
Furniture	$16,161	$18,673
Equipment	10,020	4,457
Computer equipment	10,982	10,982
Property and equipment, at cost	37,163	34,112
Accumulated depreciation	(23,744)	(24,809)
Property and equipment, net	$13,419	$ 9,303

Note 5 – Other investments

During the year ended June 30, 2003, the Company reduced the recorded value of the warrants to their lower estimated net realizable value of $-0- (zero).

As of June 30, 2002, other investments consisted of 300 warrants to purchase the common stock of the NASDAQ Stock Market, Inc., beginning June 28, 2002, expiring June 28,2006 and totaling $3,300.

Note 6 – Investment in unconsolidated subsidiary

As of June 30, 2003 and 2002, the investment in unconsolidated subsidiary (Note 1) totaled $100,001 and $100,000, respectively.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2003

Note 7 – Income taxes receivable, payable and provision

As of June 30, 2003 and 2002, the Company had net operating loss carryforwards available to reduce future federal and California income taxes estimated as follows:

	Federal	California
Expiring June 30		
2004	–	$41,000
2013	80,000	–
2019	560,000	–
Totals available as of June 30, 2002	640,000	41,000
Used during the year ended June 30, 2003		
2004	–	–
2013	18,000	–
2019	–	–
Totals used during the year ended June 30, 2003	18,000	41,000
Expiring June 30		
2004	–	41,000
2013	62,000	–
2019	560,000	–
Totals available as of June 30, 2003	$622,000	$41,000

As of June 30, 2003 and 2002, the Company had carryforwards of unused tax credits related to low-income housing of approximately $78,000 and $75,000, respectively, from several partnerships in which the Company has invested or received participating interests.

Under certain 1986 Tax Reform Act provisions, the availability of the net operating loss carryforwards is subject to limitation upon a change in ownership of more than 50% of the stock of the Company.

The income tax provision for the years ended June 30, 2003 and 2002 consists of minimum state franchise taxes, increased by suspension of the use of net operating loss carryforwards during the year ended June 30, 2003.

Note 8 – Series A preferred stock

The Series A preferred stock issued during the years ended June 30, 1999 and 1998, in connection with the Earth Trade settlement (Note 2), does not pay dividends, is non-voting, has a $7.00 per share liquidation preference over the common and Series B preferred stock and is convertible 1:1 into shares of common stock at the option of the holder or automatically upon the occurrence of certain events. The Series A preferred stock is subject to mandatory redemption annually each November 1 at $7.00 per share.

The Company will redeem a portion of the Series A preferred stock based on 1% of its gross revenues, as adjusted, and limited by the ability of the Company to meet the NASD net capital requirements (Note 16). The liquidation preference and remaining redemption requirement of the Series A preferred stock as of June 30, 2003 and 2002 totaled $462,882 and $506,466, respectively. The Company records the Series A preferred stock herein at its value when the Company issued it (Note 2) and excludes it from stockholders' equity.

Note 9 – Series B preferred stock

The Company, as part of a May 1999 agreement and amended November 1, 2001, with Paradox Holdings, Inc., parent of FWG (Note 12), agreed to sell a 40% ownership interest in the Company; represented by Series B preferred stock, for $25,000. Following approval by the NASD in June 1999, the Company received payment and issued 25,000 shares of Series B preferred stock in July 1999.

The Series B preferred stock is entitled to 40% of the total dividends declared on common stock, is entitled to vote as if converted to a 40% share of the common stock, has a $1.00 per share liquidation preference (plus declared but unpaid dividends) over the common stock and is convertible into shares of common stock equal to 40% of the common stock after conversion at the option of the holder or automatically after the sooner of the Company receiving $875,000 under the agreement (Note 12) or January 1, 2004.

As of June 30, 2003, two of the seven directors of the Company are officers of FWG.

Note 10 – Common stock

During the year ended June 30, 2003, the Company reacquired and retired 15,875 shares of its common stock for $4,201.

During the year ended June 30, 2002, the Company completed a tender offer to reacquire and retire 184,671 shares of its common stock for $0.60 per share plus expenses totaling $16,915.

Note 11 – Common stock options

In December 1995, the Company adopted a stock option and incentive plan that allows for the issuance of up to 200,000 shares of common stock. The plan provides for the award of stock options, employee stock purchases and restricted stock grants. Of the options awarded, all vest immediately and must be held for up to two years before exercise. Options awarded before December 1995 had holding requirements of up to seven years.

The Company Board of Directors determines awards of additional stock options, vesting, exercise prices and other option terms. The exercise prices for all options awarded have not been less than the fair market value of the stock as determined by the Board of Directors at the date of grant. Certain options require a 10% premium on the option price under certain circumstances. Outstanding options as of June 30, 2003 and 2002 expire from December 31, 2003 through 2008 and reconcile as follows:

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2003

Note 11 – Common stock options (continued)

	Price	Shares	Expiration
Outstanding as of June 30, 2002 and granted during the calendar year ended December 31			
1995	2.00	2,000	2002
1996	1.00	32,000	2002
1996	2.00	2,500	2002
1997	1.00	31,628	2002
1997	1.00	14,500	2003
1998	0.24	1,500	2003
1998	0.24	1,000	2004
1999	0.49	1,500	2005
2000	0.41	1,500	2006
2001	0.60	1,500	2007
Outstanding as of June 30, 2002		89,628	
Granted as of December 31, 2002	0.40	1,000	2008
Expired December 31, 2002	2.00	(4,500)	2002
Expired December 31, 2002	1.00	(63,628)	2002
Outstanding as of June 30, 2003		22,500	

The Company, with consideration of its mission and standards of social responsibility, desires to expense its stock options. However, the value of its outstanding stock options as of June 30, 2003 was immaterial. Consequently, the Company records its stock-based awards using the intrinsic value method of accounting in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, the Company recognized no compensation expense in the accompanying financial statements. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (SFAS 123)," requires the disclosure of pro forma net income had the Company adopted the fair value method of accounting. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the stock-based awards of the Company. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which significantly affect the calculated values.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2003

Note 12 – Paradox Holding, Inc. and FWG agreement

In May 1999, the Company entered into agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG retains 4.75% of all gross commissions generated by the transferred representatives (and any other representatives recruited by the Company in the future), pays commissions and reimburses certain expenses to the transferred representatives and remits the net commissions to the Company. FWG retains only 2.25% of all gross commissions until the difference (2.50% of all gross commissions) paid to the Company totals $875,000.

The Company records payments from FWG in connection with the transfer as commission revenue. Of the total FWG commissions the Company recorded as revenue during the years ended June 30, 2003 and 2002, $98,718 and $106,315, respectively, represent payments against the $875,000 with $451,014 and $549,732, respectively, still due as of June 30, 2003 and 2002. Paradox Holdings, Inc. has guaranteed payments to the Company by FWG, Inc.

Note 13 – Employee benefit plans

The Company offers a defined contribution SIMPLE plan for the benefit of its employees. The plan allows for both Company and employee elective contributions. Additionally, the Company is required to match employee elective contributions up to the lesser of each employee's actual elective contributions or 1% (3% before January 1, 2003) of each employee's salary. Company matching contributions paid or accrued on employee salary earned and deferred during the year ended June 30, 2003 and 2002 totaled $4,314 and $6,056, respectively.

Note 14 – Credit risk and concentrations

As of and during the years ended June 30, 2003 and 2002, the Company maintained deposit balances at a commercial bank in excess of federal deposit insurance amounts. Federal deposit insurance does not cover money market amounts held by registered investment companies.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2003

Note 14 – Credit risk and concentrations (continued)

Amounts held by, due from and earned from FWG (Note 12) represent concentrations in the following percentages as of or during the years ended June 30, 2003 and 2002, as follows:

	2003	2002
Cash and cash equivalents	3%	29%
Commissions receivable	100%	100%
Commission revenues	100%	91%

Note 15 – Commitments and contingencies

The company leases its office facility in Oakland, California under an operating lease from November 15, 2002 through November 14, 2005. As of June 30, 2003, remaining future minimum lease payments for the years ended June 30 totaled as follows:

	2004	2005	2006	Total
Total remaining future minimum lease payments	$21,470	$22,114	$8,395	$51,979

During the years ended June 30, 2003 and 2002, rent expense, net of sublease payments, totaled $22,038 and $23,523, respectively.

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2003

Note 16 – Net capital requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2003 and 2002, the Company had net capital of $225,599 and $293,275, respectively, which is $220,599 and $288,275, respectively, in excess of its required net capital of $5,000 and $5,000, respectively. As of June 30, 2003 and 2002, the ratio of aggregate indebtedness to net capital was 0.0562 and 0.0445 to 1, respectively.

Note 17 – Quarterly financial results (unaudited)

The unaudited revenues and income (loss) of the Company for the four quarters ending June 30, 2003 and 2002, total as follows:

	Revenues	Income (loss)
September 30, 2002	$108,223	$17,665
December 31, 2002	83,934	(30,221)
March 31, 2003	137,149	(1,385)
June 30, 2003	106,649	39,245
September 30, 2001	$122,790	$20,762
December 31, 2001	146,752	21,552
March 31, 2002	110,472	3,656
June 30, 2002	117,758	1,714

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplemental Information

Board of Directors
Progressive Asset Management, Inc.

We have audited the financial statements of Progressive Asset Management, Inc. as of and for the year ended June 30, 2003, and have issued our report thereon dated July 31, 2003. Our audit was made primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
July 31, 2003

Certified Public Accountants - A Professional Corporation

Progressive Asset Management, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
June 30, 2003

Balance, beginning of year	$33,849
Increase (decrease)	(33,849)
Balance, end of year	$ –

Progressive Asset Management, Inc.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2003

Aggregate indebtedness	
Total liabilities	$12,685
Less subordinated liabilities	–
Net aggregate indebtedness	$12,685
Net capital	
Stockholders' equity	$386,267
Deductions	
Petty cash	200
Other cash equivalent	6,422
Other receivables	4,102
Prepaid expenses	32,061
Property and equipment, net	13,419
Deposits	2,975
Investment in unconsolidated subsidiary	100,001
Securities haircuts	1,488
Total deductions	160,668
Net capital	$225,599
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6-2/3% x aggregate indebtedness or $5,000	$5,000
Excess net capital	$220,599
Excess net capital at 1,000% of aggregate indebtedness	$224,330
Aggregate indebtedness to net capital ratio	0.0562 to 1

Progressive Asset Management, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
June 30, 2003

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2003)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$277,582
Audit adjustments	(51,983)
Net capital, as adjusted	$225,599
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$12,227
Audit adjustments	458
Aggregate indebtedness, as adjusted	$12,685

Progressive Asset Management, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2003

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Progressive Asset Management, Inc.
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2003

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Progressive Asset Management, Inc.

In planning and performing our audit of the financial statements of Progressive Asset Management, Inc. (Company) as of and for the year ended June 30, 2003, we considered internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939

objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and practices and procedures, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the applicable practices and procedures of the Company were adequate, as of June 30, 2003, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
July 31, 2003